Exhibit 99.1

NEXA RESOURCES PROVIDES GREENFIELD PROJECT PIPELINE UPDATE

Luxembourg, March 28, 2019 — Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) hereby informs its shareholders and the market in general that it has concluded and updated analysis relating to some of its mining projects located in Peru and Brazil, namely, Hilarión, Shalipayco and Caçapava do Sul. The Mineral Resources presented in this news release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“CIM definitions”), whose definitions are incorporated by reference in National Instrument 43-101 (“NI 43-101”). Such information may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

Tito Martins, the Chief Executive Officer of Nexa Resources, commented, “We’re very happy with the results of the updated analysis of these projects. This reinforces our belief that we’re on the right path to generate value for our stakeholders.”

Hilarión

The Hilarión exploration project is fully owned by Nexa Resources Peru S.A.A. (or “Nexa Peru”), a subsidiary of Nexa Resources, and is located 50 km south of the Antamina mine in the Ancash department (Figure 1) and 230 km from Lima. It is a skarn mineral deposit made of vertical tabular orebodies containing sulfide zinc, lead, silver and copper deposits. The project concept is the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as the Pachapaqui, Huanzala and Atalaya plants.

Nexa Resources is pleased to announce the discovery of a new exploration target 700 meters northwest of the Hilarión Zn-Pb-Ag-(Cu) deposit after a six hole (6,789 meters) drilling program in 2018 on the geologically favorable Hilarión-El Padrino mineralized trend.

Exploration work on the Hilarión project has focused on two important sectors: Hilarión (which has been explored since 1980) and El Padrino (which has been explored since 2008). Within the Hilarión-El Padrino mineralized trend are the northern targets of Hilarión North, Eureka II and Mia, defined by geological mapping. The mineralization style is a Zn-Pb-Ag polymetallic skarn deposit, which is mainly located in the Pariatambo Formation within nodular limestones that are cut by a swarm of porphyry dykes, sub-volcanic sills and dioritic-granodioritic stocks aligned along the Yanashallash fault, which is responsible for the contact metamorphism and subsequent metasomatism with Zn-Pb-Ag-(Cu) sulfhide mineralization.

In 2018, deep directional drilling was performed with the DEVIDRILL system that allowed drilling to test targets at depth. Nexa personnel supervised this drilling program and samples were sent to ALS Global Lima, Peru an independent laboratory with International Organization for Standardization (“ISO”) 9001, ISO 14001:2004 and ISO 17025:2009 certification. Assays were performed by multi element analysis: ME-MS61, a 48 multi-element suite using four acid digestion

Contact: ir@nexaresources.com

and inductively coupled mass spectrometry (ICP-MS) finish. The locations of the 2018 drill holes are shown on Table 1 and the available mineralized intersection results are shown in Table 2.

Table 1. Hilarión North — Location of the 2018 Drilling

Hole	Easting (m)	Northing (m)	RL (m)	Depth (m)	Azimuth	Dip
PEHILD000001	279294.0	8895833.0	4723.0	835.80	259.0	-40.0
PEHILD000002	279294.0	8895833.0	4723.0	971.20	283.0	-45.0
PEHILD000003	279124.0	8896076.0	4748.0	1201.25	305.0	-15.0
PEHILD000004	279173.0	8896048.0	4720.0	1226.55	283.0	-20.0
PEHILD000005	278285.0	8896429.0	4362.0	611.50	279.0	-30.0
PEHILD000006	278632.0	8896137.0	4453.0	850.45	267.0	-36.0

Coordinates in UTM WGS84 - zone 18S

Figure 1. Location map of the Hilarión — El Padrino mineralized trend.

Table 2. Hilarión North - Drill Intersection Results — 2018 Drilling

Hole	From (m)	To (m)	Length(1) (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
PEHILD000001	258.75	264.95	6.20	27.03	0.27	0.03	0.51	3.12
PEHILD000001	271.30	275.15	3.85	7.57	0.01	0.10	0.18	2.72
PEHILD000001	313.80	318.45	4.65	30.16	0.06	0.05	0.38	2.67
PEHILD000001	326.95	330.20	3.25	49.87	0.08	0.08	0.92	1.46
PEHILD000002	328.30	333.55	5.25	6.62	0.00	0.04	0.08	5.62
PEHILD000002	513.05	518.10	5.05	27.76	0.01	0.00	1.15	2.40
PEHILD000003	105.50	115.70	10.20	33.58	0.01	0.15	0.95	2.89
PEHILD000003	489.55	521.80	32.25	91.22	0.04	0.17	1.34	2.42
PEHILD000003	538.10	544.30	6.20	25.85	0.21	0.03	0.18	2.16
PEHILD000004	493.90	497.80	3.90	36.65	0.01	0.06	0.34	2.18
PEHILD000004	507.00	523.90	16.90	66.76	0.03	0.18	0.31	2.89
PEHILD000004	541.75	547.30	5.55	6.28	0.00	0.06	0.04	2.09
PEHILD000004	554.20	560.15	5.95	5.11	0.02	0.09	0.03	5.22
PEHILD000004	575.00	594.90	19.90	7.21	0.01	0.05	0.02	2.75
PEHILD000004	605.30	612.05	6.75	49.19	0.01	0.02	0.17	4.96
PEHILD000004	627.70	631.85	4.15	43.41	0.08	0.02	0.29	2.19
PEHILD000005	38.75	61.30	22.55	87.00	0.04	0.09	0.17	3.63
PEHILD000005	80.90	115.15	34.25	30.06	0.17	0.27	0.09	3.76

(1) True width is not known at this point.

(2) Only intervals with assays >2% Zn+Pb are reported.

(3) Assay results pending for hole PEHILD000006.

Hilarión North Exploration Target Statement

Based on 2018 exploration drilling results on the Hilarión North mineralized zone and the favorable geology, Nexa provides the following statement of an exploration target shown in Table 3.

Table 3. Hilarión North - Exploration Target Statement

	Tonnes (Mt)		Zn (%)
Site/ Deposit	Low	High	Low	High
Hilarión North	24	67	2.0	5.0

Note: The potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration can result in the target being delineated as a Mineral Resource.

Exploration target parameters for Hilarión North were based on geological mapping which located outcropping evidence of Zn, Pb, Ag mineralization, 2018 drilling results and proximity and similarity to the Hilarión deposit, as follows: strike length ranging from 500 to 700m, depth continuity ranging between 200 to 400m, and average mineralization width of 10m for an average of eight mineralized zones (Figures 2 and 3).

Figure 2. Schematic longitudinal section showing Hilarión North Exploration Target in relation to Hilarión and El Padrino deposits.

Figure 3. Hilarión North Exploration Target vertical cross section.

The Hilarión project Mineral Resource estimate previously reported in the NI 43-101 technical report titled “Technical Report on the Hilarión Project, Ancash Region, Peru” dated August 4, 2017 (the “Hilarión Technical Report”) is summarized in Table 4.

Table 4. Hilarión Project Mineral Resource Estimate as of July 31, 2017

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources are estimated at an NSR cut off value US$31/t for the Hilarión deposit and an NSR cut off value of US$50/t for the El Padrino deposit.

3. Mineral Resources are estimated using a long-term zinc price of US$1.26 per pound, a lead price of US$1.01 per pound, a copper price of US$21.78 per ounce.

4. A minimum mining width of 2m was used for El Padrino and most of Hilarión.

5. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

6. Numbers may not add due to rounding.

The proposed program for the Hilarión project in 2019 includes a follow up drilling program of 8,500 meters in 11 holes in the Hilarión mineralized trend (Hilarión North, Eureka II and Mia) and the development of a preliminary economic assessment (PEA) with the following goals:

•                  Identify a suitable location for the infrastructure in the Hilarión sector to support potential development of the known mineral resources in the mountainous Hilarión region.

•                  Evaluate location for the process plant and tailings within the 2.5 km between the Hilarión and El Padrino deposits, in the area of El Padrino (Community Aquia) or in the new area of Azulmina (Huallanca Community), east of the Eureka II target for potential development of the known resources of Hilarión and El Padrino.

The drilling program was initiated in January 2019.

Shalipayco

The Shalipayco project is a joint venture between Nexa Peru (which holds a 75.0% interest) and Pan American Silver Perú S.A.C. (which holds the remaining 25.0%) located in the Central Andes of Peru. It is a potential underground polymetallic project containing zinc, lead and silver deposits. This project consists of mining concessions with evidence of Mississippi Valley-Type (“MVT”) mineralization, which is a deposit type similar to our Morro Agudo mine. The mineralization at Shalipayco is mainly located within the Chambará formation that is part of the Pucará Group, considered an important Peruvian location for MVT mineralization.

Nexa Resources is the operator of the joint venture and it is pleased to announce the updated Mineral Resources from the project based on the results of its 2017-2018 drilling campaign.

Highlights of our drilling:

•                  Drilling has outlined potentially economic mineralization along a strike length of 4 km.

•                  We increased our Inferred Resources from 16.93 Mt to 32.38 Mt at similar grades, which results in an increase of the estimated contained Zn by 59.5% in comparison to the 2017 resource estimate.

•                  We completed new and extensive metallurgical testwork; initial results indicate a Zn concentrate grade of 56% with recoveries between 89% and 95% Zn.

From late April 2017 to late January 2018, Nexa completed a total of 37,239 meters of diamond drilling, out of which 35,105 meters were in 122 exploration holes and 2,134 meters were for metallurgical testwork in 12 holes. The Company’s personnel supervised this drilling program and samples were sent to ALS Global Lima, Peru an independent laboratory with certification in ISO 9001, ISO 14001:2004 and ISO 17025:2009. Assays were performed by multi element analysis: ME-MS61, a 48 multi element suite using four acid digestion and inductively coupled mass spectrometry (ICP-MS) finish.

The Shalipayco project drilling tested lateral extensions of two out of the four known mineralized horizons: Resurgidora and Intermedio mantos (mantles), in order to upgrade and increase the Mineral Resource estimate previously reported in the Company’s NI 43-101 technical report titled “Technical Report on the Preliminary Economic Assessment of the Shalipayco Project, Junín Region, Peru”, dated July 26, 2017 (the “Shalipayco Technical Report”).

Figure 4. Location map of the Shalipayco project.

Mineral Resource Statement

Data from this drilling phase has contributed to the redefinition of the geological, structural and mineralization model, as well as to a new block model that indicates an increase to the 2017 Mineral Resource estimate. The Mineral Resource estimate CIM definitions is summarized in Table 5.

Table 5. Shalipayco Mineral Resource Statement as of December 31, 2018

Classification	Tonnes (Mt)	Zn (%)	Ag (g/t)	Pb (%)	Zn (Kt)	Ag (koz)	Pb (Kt)
Measured	3.78	4.18	28.9	0.46	158.0	3,512	17.4
Indicated	5.69	4.61	32.6	0.50	262.3	5,955	28.5
Measured + Indicated	9.47	4.44	31.1	0.48	420.3	9,467	45.8
Inferred	32.38	4.13	31.1	0.47	1,337.3	32,345	152.2

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources are reported using a US$45.00 /t Net Smelter Return (NSR) block cut-off value and minimum mining width of 2m.

3. The NSR is calculated based on metal prices of US$3,034.28 per tonne of zinc, US$2,529.54 per tonne of lead and US$21.58 per ounces of silver.

4. The NSR is calculated based on metallurgical recovery of 88.0% for zinc and 77.5% for lead.

5. Numbers may not add due to rounding.

Nexa Resources is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

A comparison of the 2017 model and the current 2018 model is shown on Figure 5.

Figure 5. Long section of Resurgidora mantle showing a comparison between the 2017 resource model (upper figure) and 2018 updated resource model based on 2017-2018 drilling pierce points (orange dots) (lower figure).

Mineralization at Shalipayco is hosted in highly porous, coarse sparitic dolomite occurring in four favorable mineralized horizons located within the Chambará formation (Upper Triassic), known as

Virgencita, Inferior, Intermedio and Resurgidora mantos, and one manto hosted in the Condorsinga formation (Liassic), both belonging to the Pucará Group.  A vertical cross section of the Shalipayco mantos is shown on Figure 6.

Figure 6. Vertical cross section of the Shalipayco mantos.

On a regional scale, mapping confirmed surface evidence of mineralization beyond the current linear northwest-southeast trend towards the northwest and southeast limits of the property along a strike length of 29 km of favorable stratigraphy.  Approximately 11 km of this has potentially economic mineralization confirmed by two scout holes and surface sampling (including 4 km from the known Shalipayco Mineral Resources) and requires further exploration.

Caçapava do Sul

The Caçapava do Sul project is a joint venture between Mineração Santa Maria Ltda., a wholly owned subsidiary of Nexa Recursos Minerais S.A. (or “Nexa Brazil”), (which holds a 56% interest) and IAMGOLD Corporation (which holds a 44% interest). Nexa Brazil is the operator of the joint venture and is pleased to announce the new Copper Stockwork exploration target (Cu, Pb, Au), initially discovered in September 2017 and confirmed by drilling during 2017 and 2018. Located in the state of Rio Grande do Sul, Brazil (Figure 7), the Caçapava do Sul project consists of the Santa Maria deposit including Area 1, Area 2 and Area 3 mineralized zones (Zn, Pb, Cu, Ag, Au) and the new Copper Stockwork exploration target (Cu, Pb, Au), all as outlined in Figures 1 and 2.

Figure 7. Location map of the Caçapava do Sul project.

Figure 8. Schematic longitudinal section showing the Copper Stockwork exploration target between Area 1 and Area 2 deposits.

During 2017 and 2018, 19 exploratory holes totaling 9,486 meters of diamond drilling were drilled in the Copper Stockwork exploration target (Table 6). Significant drilling results are shown in Table 7. Nexa personnel supervised this drilling program and samples were sent to ALS Global Lima, Peru, an independent laboratory with ISO 9001, ISO 14001:2004 and ISO 17025:2009 certification. Assays were performed by multi element analysis: ME-MS61, a 48 multi element suite using four acid digestion and inductively coupled mass spectrometry (ICP-MS) finish.

Table 6. Copper Stockwork — 2017-2018 Drilling

Hole	Easting (m)	Northing (m)	RL (m)	Depth (m)	Azimuth	Dip	Year
BRSMSMDD0240	262682.419	6575448.910	249.53	479.60	269.89	-53.13	2017
BRSMSMDD0241	262457.506	6575455.124	224.33	385.70	267.34	-64.51	2017
BRSMSMDD0242	262566.165	6575524.241	239.53	505.50	268.66	-53.19	2017
BRSMSMDD0246	262406.163	6575457.846	218.59	498.35	268.51	-63.92	2017
BRSMSMDD0249	262331.262	6575471.326	207.08	408.95	265.77	-65.34	2017
BRSMSMDD0251	262456.823	6575527.207	216.48	507.10	267.20	-54.19	2017
BRSMSMDD0253	262678.553	6575513.202	256.78	488.30	268.70	-48.49	2017
BRSMSMDD0254	262568.484	6575474.808	238.29	500.45	269.27	-56.72	2017
BRSMSMDD0255	262559.967	6575574.157	232.45	506.45	269.40	-51.90	2017
BRSMSMDD0256	262625.849	6575574.880	248.92	508.10	268.48	-53.16	2017
BRSMSMDD0260	262071.740	6575586.800	192.50	567.00	091.95	-65.70	2018
BRSMSMDD0261	262222.690	6575530.020	197.53	415.60	271.40	-74.90	2018
BRSMSMDD0262	262626.360	6575574.920	248.85	490.50	270.99	-69.11	2018
BRSMD000263	262467.580	6575660.190	215.73	451.20	268.43	-69.85	2018
BRSMD000264	262537.800	6575667.340	228.33	451.10	262.26	-70.65	2018
BRSMD000265	262469.250	6575765.230	221.43	611.65	264.16	-75.17	2018
BRSMD000266	262615.200	6575659.380	248.35	513.60	266.85	-73.00	2018
BRSMD000267	262561.390	6575779.510	241.12	593.20	265.05	-77.69	2018
BRSMD000268	262705.425	6575756.812	265.47	603.95	271.07	-74.14	2018

Coordinates in UTM Corrego Alegre Datum - zone 22S

Table 7. Copper Stockwork Intersection Results — 2017- 2018 Drilling.

Hole	From (m)	To (m)	Length(1) (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	Year
BRSMSMDD0240	355.20	364.30	9.10	8.21	0.19	0.49	2.07	0.79	2017
BRSMSMDD0241	279.50	332.00	52.50	5.50	0.16	0.58	0.48	0.02	2017
BRSMSMDD0242	315.30	339.00	23.70	5.00	0.04	0.36	0.30	0.03	2017
BRSMSMDD0246	240.10	335.00	94.90	2.90	0.03	0.62	0.09	0.02	2017
including	308.50	329.50	21.00	9.56	0.11	2.15	0.13	0.02	2017
BRSMSMDD0249	326.50	355.00	28.50	3.60	0.03	0.93	0.18	0.02	2017
BRSMSMDD0251	389.70	455.15	65.45	1.94	0.29	0.31	0.19	0.01	2017
including	389.70	404.00	14.30	2.02	0.02	0.88	0.07	0.01	2017
including	441.75	448.85	7.10	5.20	2.57	0.69	0.00	0.02	2017
BRSMSMDD0253	351.00	360.80	9.80	2.10	0.06	0.52	0.10	0.03	2017
BRSMSMDD0254	311.40	318.55	7.15	8.46	0.27	0.92	0.64	0.03	2017
BRSMSMDD0255	352.50	447.05	94.55	7.80	0.55	0.61	1.78	0.48	2017
including	374.00	392.00	18.00	15.80	2.52	0.86	2.23	0.78	2017
including	424.00	441.00	17.00	14.50	0.15	1.80	4.18	1.07	2017
BRSMSMDD0256	339.00	380.00	41.00	2.33	0.14	0.50	0.08	0.07	2017
BRSMSMDD0261	339.85	350.45	10.60	10.47	0.03	0.68	0.84	0.03	2018
BRSMSMDD0262	363.50	384.00	20.50	2.91	0.05	0.41	0.07	0.09	2018
BRSMD000263	242.00	382.00	140.00	1.02	0.08	0.25	0.02	0.02	2018
including	323.70	348.00	24.30	1.79	0.27	0.69	0.08	0.02	2018
BRSMD000264	287.70	404.80	117.10	1.01	0.14	0.25	0.11	0.06	2018
including	329.55	342.20	12.65	1.34	0.02	0.44	0.18	0.05	2018
including	394.45	404.80	10.35	3.05	1.46	1.45	0.03	0.01	2018
BRSMD000265	434.00	436.00	2.00	1.82	0.15	0.87	0.08	0.01	2018
BRSMD000266	310.55	433.50	122.95	1.70	0.12	0.38	0.12	0.09	2018
including	390.00	423.10	33.10	4.20	0.35	0.86	0.60	0.31	2018
BRSMD000267	498.00	501.70	3.70	12.80	0.68	1.46	0.06	0.01	2018
BRSMD000268	525.60	531.70	6.10	3.09	1.69	0.82	0.01	0.01	2018

(1) True width is not known at this point.

(2) Intervals with assays not reported here have no consistent samples >0.2% Cu.

The positive results from the 2017-2018 drilling program supported the following statement of an exploration target as shown in Table 8.

Table 8. Copper Stockwork Exploration Target Statement

	Tonnes (Mt)		Ag (g/t)		Au (g/t)		Cu (%)		Pb (%)
Site/ deposit	Low	High	Low	High	Low	High	Low	High	Low	High
Copper Stockwork	7.5	11.5	4.00	6.00	0.15	0.35	0.40	0.60	0.50	0.70

Note: The potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration can result in the target being delineated as a Mineral Resource.

Exploration target parameters for the Copper Stockwork were defined based on drilling results and hydrothermal alteration pattern, as follows: strike length ranging from 600 to 650m, vertical depth between 300 and 350m, average mineralization width from 18 to 22m.

The Caçapava do Sul project is located in a mining district discovered in the 19th century and that was actively mined for copper until the 1990s. The Santa Maria deposit was discovered in 1978 and has been actively explored by Nexa since 2008. The Santa Maria deposit is a magmatic-hydrothermal, polymetallic deposit (Zn, Pb, Cu, Ag, Au), consisting of stringer-like textures and associated with argillic alteration and embedded in volcano-sedimentary sequences of the basin. The deposit consists of three mineralized bodies, called Area 1, Area 2 and Area 3, reported in the NI 43-101 technical report titled “Technical report on the Caçapava do Sul Project, State of Rio Grande do Sul, Brazil” dated September 15, 2017 (the “Caçapava do Sul Technical Report”), as well as the newly discovered associated system (Copper Stockwork).

Copper mineralization, with associated gold and lead, is present in quartz veins with stockwork pattern and associated dissemination, with hydrothermal alterations predominantly constituted of ilite and strong silicification, in arcosian sediments interspersed with andesitic levels. The mineralized zone is composed of milimetric to centimetric chalcopyrite veinlets (subordinate bornite) as well as zones of hydrothermal breccias with high-grade copper mineralization, associated gold and lead. Mineralization is dominantly flat-lying or has a shallow dip (Figure 9).

Figure 9.Copper Stockwork geological section.

The proposed 2019 exploration program for the Caçapava do Sul project consists of:

•                  Drilling the extensions of the Copper Stockwork mineralized zone (Cu, Au, Pb), which are currently open to potentially increase the resource base. Drilling will occur in the southwestern and eastern corridors (Figure 10).

•                  Deep geophysical investigation using Phoenix System — Deep IP + AMT (Natural-source Audio-frequency Magnetotellurics), to delineate additional magmatic-hydrothermal Cu deposits to be carried out in early 2019.

A total of 13,500 meters of diamond drilling is planned to investigate the Copper Stockwork mineralized zone extensions and to follow up geophysical anomalies outlined by the Deep IP +AMT geophysical survey (Figure 10). The survey will be conducted over 32 linear kilometers of favorable geology and airborne geophysical anomalies.

Figure 10. Drill Hole location plan map on IP Chargeability background (section 150m). In red color: Area 1 (SW) and Area 2 (NE) Zn-Pb deposits. In blue color: Copper Stockwork mineralized zone.

Drilling and Deep IP +AMT geophysics were initiated in February 2019.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of NI 43-101 and a Nexa employee, has verified the data disclosed in this news release including sampling, analytical and test data underlying the information contained herein. Data verification procedures included site visits, review of drill and core collection, logging and sampling practices, and evaluation of quality control sample results and geological interpretations.

Information about the sampling methodology, etc. of the projects can be found in the Hilarión Technical Report, the Shalipayco Technical Report and the Caçapava do Sul Technical Report. Each of technical reports are available at www.sedar.com under Nexa Resources’ SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa Resources to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

This news release also contains references to estimates of mineral resources and mineral reserves. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Estimates of mineral reserves provide more certainty but still involve similar subjective judgments. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Company’s projects, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that ultimately may prove to be inaccurate. Mineral resource or mineral reserve estimates may have to be re-estimated based on: (i) fluctuations in mineral prices; (ii) results of drilling; (iii) metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates and/or changes in mine plans; (vi) the possible failure to receive required permits, approvals and licenses; and (vii) changes in law or regulation.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella — Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601